FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of August 2013
Commission File Number: 000-13345

CALEDONIA MINING CORPORATION
(Translation of registrant’s name into English)
Suite 4009
1 King Street West
Toronto, Ontario, M5H 1A1
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F___x___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No     x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation (Registrant) By: /s/ Carl Jonsson Name: Carl Jonsson Title: Director and Secretary

Dated: August 13, 2013

Exhibit Index

Exhibit	Description

99.1	News Release dated August 13, 2013
99.2	Interim Financial Statements for the Quarter Ended June 30, 2013
99.3	Management's Discussion and Analysis for the Quarter Ended June 30, 2013
99.4	CEO Certification of interim filings
99.5	CFO Certification of interim filings